Ingersoll-Rand plc 170/175 Lakeview Drive Airside Business Park Swords, Co. Dublin, Ireland Tel: +353 1 870 7400 Fax: +353 1 870 7401

August 24, 2016

Via EDGAR

Mr. Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Ingersoll-Rand Public Limited Company
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 12, 2016
Form 8-K Filed July 27, 2016
File No. 001-34400

Dear Mr. Cascio:

This is in response to a letter dated August 11, 2016 from the Staff of the Securities and Exchange Commission (the “Staff”) to Susan K. Carter, Senior Vice President and Chief Financial Officer of Ingersoll-Rand Public Limited Company (the “Company”), relating to the Company’s Form 8-K filed July 27, 2016 (the “Form 8-K”).

For your convenience, we have set forth the Staff’s comments below followed by our responses.

Form 8-K Filed July 27, 2016

1.
We note that you present free cash flow in the Highlights on the first page of your earnings release, a bullet point discussion of an adjusted income tax rate on the second page and bullet point discussions of segment adjusted operating margins on the second and third pages without also presenting the comparable GAAP measures with equal or greater prominence, as required by Item 10(e)(1)(i)(A) of Regulation S-K, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing future earnings releases.

Response:
Management has reviewed the guidance contained in the updated Compliance and Disclosure Interpretations issued on May 17, 2016. As a result of this review, the Company will revise its future earnings release materials to present comparable GAAP measures with equal or greater prominence to any non-GAAP measure presented.

2.
On page 4 you present a measure of forecasted free cash flow without a quantitative reconciliation or disclosing why a quantitative reconciliation cannot be provided without unreasonable efforts, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing future earnings releases.

INGERSOLL-RAND PUBLIC LIMITED COMPANY
REGISTERED OFFICE: 170/175 LAKEVIEW DRIVE, SWORDS, DUBLIN IRELAND
REGISTERED IN IRELAND WITH LIMITED LIABILITY REGISTERED NUMBER: 469272
DIRECTORS: A.C. BERZIN (U.S.A.), J. BRUTON, E.L. CHAO (U.S.A.), J.L. COHON (U.S.A.), G.D. FORSEE (U.S.A.),
C.J. HORNER (U.S.A.), L.P. HUDSON (U.S.A.), M.W. LAMACH (U.S.A.), M.P. LEE, J.P. SURMA (U.S.A.), R.J. SWIFT (U.S.A.), T.L. WHITE (U.S.A.)

Response:
The Company currently provides a reconciliation of Cash flows from operating activities as presented in the statement of cash flows under GAAP to the non-GAAP measure of “free cash flow” for the current and comparative periods presented. The Company acknowledges the Staff’s comments and will also provide a similar reconciliation for any forecasted periods presented in future earnings release materials.

3.
In Table 5 you present a measure of EBITDA that appears to be inconsistent with the definition in Exchange Act Release No. 47226 and with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. In future releases, please revise the title so that your measure is distinguished from EBITDA as conventionally defined.

Response:
Management has reviewed the Exchange Act Release No. 47226 and the updated Compliance and Disclosure Interpretations issued on May 17, 2016 regarding the definition of EBITDA. As a result of this review, the Company will revise future earnings release materials to distinguish its measure of performance from EBITDA as defined in Exchange Act Release No. 47226 with a more appropriate label.

4.
We note that in Table 5 of your earnings release you reconcile segment, corporate and total company EBITDA to operating income and not to net income, which is inconsistent with the guidance in Question 103.02 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing future earnings releases.

Response:
Management has reviewed the guidance in Question 103.02 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. The Company acknowledges the Staff’s comment and will revise future earnings release materials to reflect its results in accordance with Question 103.02 of the updated Compliance and Disclosure Interpretations.

* * * * *

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter, or if you require additional information, please do not hesitate to contact me at 704-655-4170.

Sincerely,

/s/ Susan K. Carter
Susan K. Carter
Senior Vice President and Chief Financial Officer

cc: Securities and Exchange Commission
Andri Carpenter
Gary Todd